Exhibit 21.1

List of Subsidiaries

Subsidiary	Place or Organization
Ottava Automotive Inc.	California
Mullen Investment Properties, LLC	Mississippi
Mullen Indiana Real Estate LLC	Indiana
Bollinger Motors Inc.	Michigan